December 11, 2018

VIA EDGAR

Russel Mancuso

Branch Chief - Legal

Division of Corporation Finance

Office of Electronics and Machinery

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Itamar Medical Ltd.

Amendment No. 4 to

Confidential Draft Registration Statement on Form 20-F

Submitted November 26, 2018

CIK No. 0001613170

Dear Mr. Mancuso:

This letter responds to the letter dated December 7, 2018 (the “Comment Letter”) containing comments from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) resulting from the Staff’s review of Amendment No. 4 to the Draft Registration Statement on Form 20-F of Itamar Medical Ltd. (the “Company” or “we”) submitted to the Commission on November 26, 2018 (the “Draft Registration Statement”).

As a result of certain comments of the Staff contained in the Comment Letter as well as certain developments that have taken place since the filing of the Draft Registration Statement, we are confidentially submitting to the Commission via EDGAR concurrently herewith an amendment to the Draft Registration Statement (as amended, the “Registration Statement”). For the Staff’s convenience, we are also enclosing herein a courtesy copy of the Registration Statement to the Commission, which is marked to show changes from the Draft Registration Statement.

For your convenience, your original comments appear in bold text, followed by our responses. Page references in our responses are to the Registration Statement.

Draft Registration Statement on Form 20-F Amended November 26, 2018

Risk Factors, page 3

1.	Please provide us your analysis of whether the third paragraph of Section 5.7 of exhibit 2.1 presents a material risk to purchasers that they may not be able to participate in future distributions.

Response:

In response to the Staff’s comment, the Company has included a new risk factor on page 33 of the Registration Statement.

Item 5. Operating and Financial Review and Prospects , page 64

2.	We reference the Third Quarter Financial Report for the period ended September 30, 2018 included on your website. Please explain to us how you considered the guidance in Item 8.A.5 of Form 20-F related to updating the financial information included in your filing. Your response should also address Item 5 of Form 20-F.

Response:

The Company respectfully advises the Staff that the interim financial statements for the nine month period ended September 30, 2018 were reported by the Company after it had filed the Draft Registration Statement. In the Registration Statement filed herewith, the Company has included such interim financial statements as well as updated related disclosures, including in Item 5. Operating and Financial Review and Prospects.

How may the deposit agreement be amended?, page 144

3.	Please reconcile your disclosure regarding notice and effectiveness of amendments with the second paragraph of Section 6.1 of exhibit 2.1.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 144 to add a description of the second paragraph of Section 6.1 of exhibit 2.1.

Company’s Acknowledgements

The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We appreciate your comments and welcome the opportunity to discuss with you our response provided above. Please contact me at +972-4-617-7000 or via e-mail at BShy@itamar-medical.com or our outside legal counsel from Goldfarb Seligman & Co.: Ido G. Zemach, Adv., at +972-3-608-9989 or +972-52-400-0533 or via e-mail at ido.zemach@goldfarb.com or Yoni R. Henner, Adv., at +972-3-608-9740 or +972-52-400-0035 or via e-mail at yoni.henner@goldfarb.com, if you have any questions or require additional information.

Respectfully,

ITAMAR MEDICAL LTD

By:	/s/ Shy Basson
Shy Basson
Chief Financial Officer

cc:	Noa Farkas Gluck, Itamar Medical Ltd., General Counsel & Company Secretary

Ido G. Zemach and Yoni R. Henner (Goldfarb Seligman & Co.)